SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities and Exchange Act of 1934

(Amendment No. 3)*

RadNet, Inc.

(Name of Issuer)

Common Stock, $.0001 Par Value Per Share

(Title of Class of Securities)

750491 10 2

(CUSIP Number)

JB Capital Partners LP

5 Evan Place

Armonk, NY 10504

(646) 442-6701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6 pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 750491 10 2	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JB Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,117,095
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,117,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,117,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.02%
14	TYPE OF REPORTING PERSON PN

Schedule 13D

CUSIP No. 750491 10 2	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan Weber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 492,350
	8	SHARED VOTING POWER 2,117,095
	9	SOLE DISPOSITIVE POWER 492,350
	10	SHARED DISPOSITIVE POWER 2,117,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,609,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%
14	TYPE OF REPORTING PERSON IN, HC

Schedule 13D

CUSIP No. 750491 10 2	Page 4 of 6 Pages

This Statement of Beneficial Ownership on Schedule 13D Amendment No. 3 (this “Amendment No. 3”) is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the “Commission”). This Amendment No. 3 amends the Initial Statement of Beneficial Ownership on Schedule 13D (the “Initial Statement”) relating to the Common Stock, $0.0001 par value (the “Common Stock”), of Radnet, Inc. (the “Issuer”), filed on January 28, 2013 with the Commission, as amended by Amendment No. 1 thereto, filed with the Commission on June 4, 2013, as amended by Amendment No. 2 thereto, filed with the Commission on June 5, 2015, as specifically set forth herein (as so amended, the “Amended Statement”). Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,609,445 shares of Common Stock beneficially held by JB Capital and Mr. Weber is $9,400,000.00 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by JB Capital and Mr. Weber were paid for using working capital and personal funds, respectively.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of August 3, 2021, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

		Number of
		Common		Number of
		Stock: Sole		Common Stock
	Aggregate Number	Power to Vote		Shared Power to	Approximate
Reporting Person	of Common Stock	or Dispose		Vote or Dispose	Percentage*

Weber (1)(2)	2,609,445	492,350	(3)	2,117,095	4.95%
JB Capital (1)(2)	2,117,095	0		2,117,095	4.02%

*	Based on 52,700,039 shares of Common Stock, $0.0001 par value, outstanding as of May 6, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for quarter ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021.

(1)	Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially held by the other Reporting Person except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(2)	Mr. Weber shares with JB Capital the power to vote or direct the vote, and shares the power to dispose or to direct the disposition, of 2,117,095 shares of Common Stock owned by JB Capital.

(3)	Includes shares held by Mr. Weber’s spouse.

(c)	The table set forth on Schedule A attached hereto lists all the transactions in the Issuer’s Common Stock in the past sixty days by the Reporting Persons. All such transactions were made in the open market.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)	The Reporting Persons ceased to be beneficial owner of more than five percent of the class of securities on July 30, 2021.

(The remainder of this page was intentionally left blank)

Schedule 13D

CUSIP No. 750491 10 2	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	August 3, 2021

JB Capital Partners, LP

	/s/ Alan Weber	By:	/s/ Alan Weber
	Alan Weber		Name: Alan Weber
Title: General Partner

Schedule 13D

CUSIP No. 750491 10 2	Page 6 of 6 Pages

Schedule A

Transactions in Shares Within the Past Sixty Days

Date of Purchase/Sale	Number of Shares of Common Stock	Buy/Sell	Price Per Share
06/11/2021	28,800	Sell	$31.363
06/14/2021	21,200	Sell	$31.4123
06/15/2021	80,000	Sell	$32.4212
07/09/2021	20,000	Sell	$34.7138
07/15/2021	40,000	Sell	$32.7058
07/16/2021	10,042	Sell	$33.2509
07/20/2021	19,958	Sell	$33.1227
07/23/2021	23,241	Sell	$34.7914
07/26/2021	6,759	Sell	$34.8811
07/28/2021	15,000	Sell	$34.652
07/29/2021	15,000	Sell	$34.7983
07/30/2021	36,116	Sell	$36.7554